April 29, 2025

Patrick Wernig
Chief Financial Officer
Four Corners Property Trust, Inc.
591 Redwood Highway, Suite 3215
Mill Valley, CA 94941

       Re: Four Corners Property Trust, Inc.
           Form 10-K for the year ended December 31, 2024
           Filed on February 13, 2025
           File No. 001-37538
Dear Patrick Wernig:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction